

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2011

Via E-mail
Mr. Mark H. McKinnies
Senior Vice President and Chief Financial Officer
ADA-ES, Inc.
8100 SouthPark Way
Unit B
Littleton, CO 80120

>   **Re: ADA-ES, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-3**
>   **Filed September 13, 2011**
>   **File No. 333-171936**

Dear Mr. McKinnies:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that your amendment only includes Part II of the registration statement. Please file a full amendment to the registration statement to specifically incorporate by reference the documents specified in Item 12 of Form S-3. Similarly, please ensure that your disclosures throughout the registration statement are up to date. For example, we note several references to January 27, 2011 and your annual report on Form 10-K for the year ended December 31, 2009 on pages 1, 3, 4, 6, and 16 of the initial registration statement.

2.   Please file, as exhibits, the Form of Underwriting Agreement, Specimen Preferred Stock Certificate and Form of Certificate of Designation of Preferred Stock, Form of Common Stock Warrant Agreement and Warrant Certificate, Form of Preferred Stock Warrant Agreement and Warrant Certificate, and Form of Unit Agreement.

Exhibit 5.1

3. In the first paragraph, when counsel states that it has acted as counsel in connection with the registration statement, please have counsel refer to the registration statement, *as amended*.

4. Please delete the reference to the offering as a resale.

5. We note that counsel's opinion is qualified "as of the date hereof." We further note that counsel assumes no obligation to update its opinion. Please note that, depending on when the registration statement goes effective, the company may be required to file an updated legal opinion of counsel.

6. Counsel can limit reliance on the opinion with regard to purpose, but not person. In this regard, we note counsel's statement in the penultimate paragraph that it prepared the opinion "solely for [the company's] use." Please have counsel revise this statement to clarify that investors are entitled to rely on the opinion.

7. Please confirm your understanding that a clean opinion is required with every takedown.

8. Please confirm for us that the opinion is also based upon the law governing the warrant and unit agreements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Via E-mail
        Andrew Lopez
        Schuchat, Herzog & Brenman, LLC